October 15, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Amended Registration Statements on Form N-4

Pursuant to Rule 477 under the Securities Act of 1933

Registrants and Depositors shown in Appendix A

Commissioners:

On October 9, 2008, the amended registration statements on Form N-4 shown in Appendix A (the “Amended Registration Statements”) were filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”).

Pursuant to Rule 477 under the Securities Act, on behalf of each Registrant and Depositor shown in Appendix A, we hereby request withdrawal of all the Amended Registration Statements. Application is being made for withdrawal because erroneous effective dates were affixed to the filings. New post-effective amendments will be filed with the correct effective dates. No securities have been issued using the Amended Registration Statements.

If you have any questions, please do not hesitate to call me at 203-925-6960. Thank you.

Very truly yours,

/s/ THOMAS S. CLARK

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Thomas S. Clark

Vice President & Corporate Counsel

The Prudential Insurance Company of America

Enclosure

APPENDIX A

Request to Withdraw Amended Form N-4 Registration Statements

Filed on October 9, 2008

Pursuant to Rule 477 under the Securities Act of 1933

Registrant	Depositor	File No. (1933 Act)	File No. (1940 Act)	P/E Number	Date Filed
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-96577	811-05438	31	October 9, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-71654	811-05438	29	October 9, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-71834	811-05438	31	October 9, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-150220	811-05438	3	October 9, 2008

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